SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       To
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                          MICRON ENVIRO SYSTEMS, INC.,
             (Exact name of registrant as specified in its charter)

     NEVADA                                               98-0202-944
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

17920-105 Avenue, Suite #200, Edmonton, Alberta, Canada                T5S 2H5
(Address of registrant's principal executive offices)                 (Zip Code)

                                  780.414.1525
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of Each Exchange on which
        to be so registered:                   each class is to be registered:
        --------------------                   -------------------------------
               None                                        None

Securities to be registered under Section 12(g) of the Act:

  Common Stock, No Par Value
  --------------------------
        (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                             Telephone: 949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of __

                          Micron Enviro Systems, Inc.,
                              A Nevada corporation

             Index to Amendment to Form 10-SB Registration Statement


Item Number and Caption                                                Page
-----------------------                                                ----

1.       Description of Business                                         3

2.       Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                       6

3.       Description of Property                                         9

10.      Recent Sales of Unregistered Securities                         10

11.      Description of Securities                                       11

15.      Financial Statements and Exhibits

15(a)    Index to Financial Statements                                   11
         Financial Statements                                   F-1 through F-10

15(b)    Index to Exhibits                                               11
         Exhibits                                               E-1 through E-17

         Signatures                                                      13

Item 1. Description of Business.

     Development of the Company. Strathcona Capital Corp., a Nevada corporation ("Company"), was incorporated in the State of Nevada on or about January 23, 1998. On or about January 22, 1999, the Company filed a Certificate of Amendment to its Articles of Incorporation changing its name to Micron Enviro Systems, Inc. The executive offices of the Company are located at 17920-105 Avenue, Suite #200, Edmonton, Alberta, Canada T5S 2H5. The Company's telephone number is 780.414.1525.

     Business of the Company. The Company was originally incorporated for the purposes of manufacturing low cost housing and acquiring technology related to the recycling of waste oil. Although remaining interested in the waste oil recycling business, the Company has nonetheless directed its attention and assets to acquiring an existing plastics manufacturing business. The Company plans to develop its own filter and cleaning products.

     On or about December 24, 1998, pursuant to a loan agreement, the Company conditionally acquired from Tangle Creek Cattle Co., a Canadian corporation ("Tangle Creek"), all of the assets including, but not limited to, all of the equipment and inventory of Dustcheck Filters, Inc. ("Dustcheck"). Tangle Creek had previously purchased those assets from the judicially appointed Receiver/Manager of Dustcheck. By separate agreement, the Company acquired the right to technology and intellectual property relating to a re-usable, non-mechanical electro-static air filter ("Filter"), as specified in Canadian Patent application #2,002785-1 which is continuing and is currently in the reference response period. The Filter was invented by Darrell Kosakewich, previous President and member of the Board of Directors of Dustcheck and currently a consultant for the Company. The Company has also researched and developed an all-purpose cleaning mitt ("Mitt") invented by Mr. Kosakewich. The Company anticipates that it will apply for United States patent protection for both the Filter and the Mitt.

     Dustcheck began operations in 1988 in Canada. Dustcheck's primary business purpose was the research and development of a re-usable, non-mechanical electro-static air filter to clean and sanitize circulated air at the supply point of a building's heating, ventilating or air conditioning system. Dustcheck's objective was to create a system which would remove dust and dust particulate such as mold, fungi, bacteria and dust mites from air circulated by furnaces and ventilating systems. Dustcheck set out to develop a filter which would improve current filter systems, in that the Filter would eliminate contaminants that current systems do not remove. The Company believes that Dustcheck was able, with the assistance of the Province of Alberta Research Council, to successfully develop a filtration system capable of removing minute dust particles.

     Standard furnace and air filters do not clean air adequately for people who suffer from asthma, allergies, hay fever and related respiratory problems. The Company believes that research indicates that the Filter, employing a re-usable and easily removed blended fiber filter membrane encased in a polypropylene support frame, efficiently removes dust particles one micron and larger. On or about March 19, 1999, the Company completed negotiations with HRC Tool & Die Mfg. Ltd. ("HRC"), the company that constructed the mold used to produce the Filter. Pursuant to those negotiations, HRC has committed to provide injection equipment to the Company and produce the Filter for the Company. The Company anticipates that it will produce the Filter in four (4) distinct lines. One line will be a cold air return filter ("Cold Filter") which attaches directly to a furnace. The other three lines of the Filter attach to a building's forced air exit points.

     The Mitt is a sleeve of blended synthetic fibers woven into a unique pattern that functions as a durable cleaning utensil for various surfaces. The Company anticipates that it will introduce the Mitt in trade shows in Canada and the United States in 1999. The Company anticipates developing spin-off products using the blended synthetic fibers used in both the Mitt and the Filter.

     Prior to the Company's purchase of the assets of Dustcheck, the Alberta Research Council and Dustcheck conducted tests on the Filter in accordance with the guidelines of the American Society of Heating, Refrigerating and Air Conditioning Engineers, Inc. ("A.S.H.R.A.E."). In the event any additional domestic or foreign regulatory agency requires approval and testing of the Filter prior to its commercial exploitation, the Company cannot provide any assurance that testing procedures will be successfully completed or, if completed, such tests will demonstrate that the Filter is safe and efficacious. There can also be no assurance that any required government approvals will be obtained. Accordingly, there can be no assurance that the Company will be able to market the Filter in the United States or any foreign country, other than Canada. The same is true for any other products that the Company may develop. Any failure by the Company or its collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse affect on the Company's revenues.

     The Company's Subsidiary. In or about March, 1999, the Company issued 2,000,000 shares of its no par value common stock to Pinnacle Plastics Inc., a private corporation incorporated in the Province of Alberta, Canada ("Pinnacle"), in exchange for 2,000,000 shares of Pinnacle's common stock. The 2,000,000 shares of Pinnacle stock represented, at the time, 100% of the issued and outstanding common stock of Pinnacle. Pinnacle is now a wholly-owned subsidiary of the Company.

     Pinnacle in collaboration with Cultec Inc., of Brookfield, Connecticut ("Cultec") has built manufacturing equipment utilizing Pinnacle's technology license and Cultec Inc.'s patented molds which are capable of manufacturing plastic septic and storm chambers to Cultec's specifications. The Company believes it has the ability to supply products to Cultec at a lower cost than Cultec's present manufacturer-supplier and is currently negotiating a manufacturing contract with Cultec.

     Cultec Inc., is a major U.S. distributor of septic and storm water chambers used in the management of septic systems and storm water run-off from commercial construction sites, freeway and parking lot construction.

     Based on negotiations with Cultec, Pinnacle has entered into an agreement with RPC Manufacturing Inc., to supply Pinnacle with plastic sheet and have sourced a secure, sufficient supply of regrind, recycle and virgin plastic resin to fulfill Cultec's volume requirements.

     The Company believes finalization of the Cultec contract will provide the Company, through Pinnacle, a positive revenue source beginning in or around September.

     When finalized, the Company believes that the Cultec contract will provide the Company with a positive revenue source beginning in or around September, 1999.

     Employees. The Company currently has no employees; however, the Company has entered into a letter of agreement with Mr. Kosakewich wherein Mr. Kosakewich has agreed to provide month to month consulting services to the Company. The letter of agreement anticipates the entering of a formal consulting agreement containing the terms and conditions specified in the letter. Management of the Company anticipates using consultants for business, accounting and engineering services on an as-needed basis. Because the Company anticipates entering into licensing and manufacturing agreements with third parties, the Company anticipates that it will require very few employees during the next fiscal year.

     Competition. The Company currently faces significant competition with respect to the Cold Filter and this competition may increase as new competitors enter the market. Several of these competitors may have longer operating histories and greater financial, marketing and other resources than the Company. With respect to all of the Company's products, there can be no assurance that the Company will be able to compete successfully with existing or new entrant companies. In addition, new product introductions or enhancements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competitive pressure could also lead to intensified price-based competition resulting in lower prices and profit margins particularly with respect to the Cold Filter. Such increased competitive pressure, lower prices and profit margins could adversely affect the Company's business and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The strategy of the Company for growth may be substantially dependent upon its ability to introduce successfully new products and expand into new markets. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. The Company might be required to refine and improve its products. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs.

     The Company competes directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company have not been developed or are not in development. The Company believes that many of these competitors have greater financial and other resources, and more experience in research and development, than the Company.

     Compliance with Environmental Laws. The Company has not been materially impacted by existing government regulation, nor is the Company aware of any probable government regulation that would materially affect its operations. However, the Company recognizes that its products and business may be significantly influenced by the constantly changing body of environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company makes significant efforts to comply with all applicable environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. The Company's costs in complying with environmental laws to date have been negligible.

     The Company's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of either the Mitt or the Filter; accordingly, as the Company is not presently manufacturing any products, management of the Company believes that the Company will not have material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state and local environmental laws, rules and regulations. However, at some time in the future, the research, development, manufacturing and production processes of the Company may involve the controlled use of hazardous materials. The Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") when this Form 10-SB is effective and will be obligated to provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The Filter. The Company anticipates initially marketing the Filter for use in individual housing units with forced air furnaces and air conditioning units. The Company intends to concentrate its initial marketing efforts in the United States and Canada. The Company believes that the general filter market grows each year with the increased installation of forced air heating and air conditioning in new home construction. The Company expects to enlist the help of professional marketers to design and implement a marketing program commensurate with projected revenues and available capital. As set forth above, on or about March 19, 1999, the Company completed negotiations whereby HRC has committed to provide injection equipment and produce filters on a production contract basis.

     The Company has reviewed the market research findings of Criterion Research Corp. ("Criterion"), a market research company retained by Dustcheck to conduct market research on the Filter in both Edmonton, Alberta, Canada and Los Angeles, California. The Company believes that Criterion's findings indicate a positive response from consumers in both potential markets to the Filter. No formal professional commissioned research has been conducted with regard to the Mitt. However, samples of the Mitt utilized in Canada have resulted in positive responses. The Company anticipates gathering information and advice from established telemarketing, Internet marketing and trade show marketers in order to determine market and advertising strategy for the commercial exploitation of the Mitt. The Company anticipates that it will, either directly or through agents, participate in trade shows in the United States and Canada with the hope of introducing the Mitt to retailers, wholesalers, distributors and marketing agents. The Company is currently negotiating, and hopes to finalize, a distribution contract with Fine Plastics Mexico S.A. for the distribution of the Mitt in Mexico and California.

     The Mitt. The material for the Mitt is woven in a mill in North Carolina on a contract basis utilizing weaving machines owned by the Company which are specifically designed for the material and pattern. The synthetic yarn used in the weaving is provided by a supplier located near the mill. The woven material is shipped to Edmonton, Alberta, Canada where it is manufactured into the Mitt by individuals paid on a per unit basis. The Company believes that this method of production avoids unnecessary staffing, employee benefit costs, labor management costs and production facility costs. The Company is currently investigating the possibility of finishing the Mitt in North Carolina and then shipping the finished product to Canada.

     The Company contemplates establishing and maintaining staff and facilities for the packaging, quality control and shipping of both the Filter and the Mitt.

     Product Liability. The business of the Company will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of cleaning and filtration products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects to consumers. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. Although the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

     Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company has completed a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's systems.

     Liquidity and Capital Resources. The Company had inventory valued at $13,018 at December 31, 1998 and no cash. The Company incurred a net loss of $8,696 for 1998. At December 31, 1999, current liabilities exceeded current assets by $5,636. For the period ended March 31, 1999, the Company had cash reserves of $18,312 and inventory of $13,018. The influx of cash resulted primarily from the sale of the Company's no par value common stock. For the period ended March 31, 1999, the Company incurred a net loss of $27,980 and current assets exceeded current liabilities by $6,648. For the period ended June 30, 1999, the Company had cash in the amount of $75,955, accounts receivable of $11,103 and inventory of $103,610. For the period ended June 30, 1999, the Company had a net operating loss of $110,621 and current assets exceeded current liabilities by $160,790.

     The Company anticipates that in 1999, it will enter into significant contracts for the development and sale of its current product line. The Company expects that, in the event it enters into such contracts, the Company's ability to market and sell its products will enhance its ability to pursue other debt and equity funding.

     As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates an expanding market for its products. The market study conducted by Criterion and reviewed by the Company indicates that individuals in large metropolitan cities are concerned with air quality. The Company plans to initially market the Filter to those households with allergy or asthma sufferers due to those households' increased emphasis on air quality. The Company believes by targeting initial marketing and promotional efforts towards the allergy and asthma market, the future market will evolve into a more generic market addressing general health concerns.

     The Company plans to market the Mitt to retailers, wholesalers, distributors and marketing agents on a large scale. The Company hopes that through product recognition and advertising, satisfaction with the Mitt will create a word-of-mouth market expansion which will sustain the Company's sales revenues.

     The Company's current business plan, which is subject to the availability of financing and other factors beyond the Company's control, anticipates: (i) the conclusion of production contracts with regard to the commercial production of the Mitt; (ii) the establishment of a warehouse and office for packaging, shipping and quality control of the Company's products; (iii) association with a marketing company to finalize the marketing strategy for the Mitt; (iv) finalizing agreements with trade show contractors to expose the Mitt to potential distributors and establish contracts for Filter distributors; (v) the production and distribution of the Mitt; and (vi) the potential acquisition of an existing plastics manufacturing company.

Item 3. Description of Property

     Property held by the Company. As of the date specified in the following table, the Company held the following property:


================================================================================
     Property                December 31, 1998   March 31, 1999   June 30, 1999
--------------------------------------------------------------------------------
Inventory                       $ 13,018           $ 13,018         $103,610
--------------------------------------------------------------------------------
Property and Equipment          $  3,567           $ 57,204         $180,651
--------------------------------------------------------------------------------
Pre-patent rights               $  1,248           $  1,248         $  1,248
--------------------------------------------------------------------------------
Manufacturing and Technology    $      0           $225.052         $225.052
License
--------------------------------------------------------------------------------

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



Item 10. Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about January 29, 1998, the Company sold 10,000,000 shares of its $.001 par value common stock for $0.001 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $10,000. The proceeds of the offering were used to pay for organizational fees and provide working capital. On or about January 22, 1999, the Company completed a reverse stock-split of one share of the Company's $.001 par value common stock for every two shares of the Company's $.001 par value common stock, reducing the issued and outstanding common stock of the Company to 5,000,000 shares. Also on or about January 22, 1999, the Company changed the par value of its common stock from $.001 to no par value.

     Pursuant to the merger agreement with Pinnacle, in or about March, 1999, the Company issued to Pinnacle shareholders 2,000,000 shares of its no par value common stock for $.10 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The Company has valued the assets of Pinnacle in excess of $200,000.

     In or about March, 1999, the Company sold 620,000 shares of its no par value common stock for $.10 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $62,000. The proceeds of the offering were used to pay for operating costs and provide working capital.

Item 11. Description of Securities

     The Company is authorized to issue 200,000,000 shares of common stock, with no par value, each share of common stock having equal rights and preferences, including voting privileges. As of June 30, 1999, 7,620,000 shares of the Company's common stock were issued and outstanding.

     The shares of no par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.


Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                          Page
----------------------------------                                          ----

Unaudited Balance Sheet for Period Ended March 31, 1999                      F-1

Unaudited Statement of Operations and Accumulated Deficit
         For the Period Ended March 31, 1999                                 F-2

Unaudited Statement of Change in Financial Position
         For the Period Ended March 31, 1999                                 F-3

Unaudited Consolidated Balance Sheet
         For the Period Ended June 30, 1999                                  F-4

Unaudited Consolidated Statement of Operations and
         Accumulated Deficit For Six Months
         Ended June 30, 1999                                                 F-5

Unaudited Consolidated Statement of Change of
         Financial Position For Six Months
         Ended June 30, 1999                                                 F-6

Notes to Financial Statements                                   F-7 through F-10

(b) Index to Exhibits.

     Copies of the following documents are filed with this Amendment to Registration Statement of Form 10-SB as exhibits:

Index to Exhibits

1      Agreement between Pinnacle Plastics, Inc.,
       The Shareholders of Pinnacle Plastics, Inc.,
       and the Company                                      E-1 through E-4

2      Agreement between Pinnacle Plastics, Inc.,
       and RPC Manufacturing Inc.                           E-5 through E-17

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Edmonton, Alberta, Canada, on August __, 1999.

                                         Micron Enviro Systems, Inc.,
                                         a Nevada corporation

                                         By: /s/ Rodney Hope
                                             -------------------------
                                              Rodney Hope

                                         Its: President

                            MICRON ENVIRO SYSTEMS INC
                          (A Development Stage Company)
                           BALANCE SHEET (UNAUDITED)
                                 March 31, 1999

ASSETS

       CURRENT ASSETS
             Cash                                                          $  18,312
             Inventory                                                        13,018
                                                                           ---------
                     TOTAL CURRENT ASSETS                                     31,330
                                                                           ---------
      PROPERTY & EQUIPMENT
           Machines and Equipment                                              3,543
           Dustcheck Molds                                                     1,783
           Pinnacle Molds                                                     51,878
      Less: Depreciation Allowances                                           (1,221)
                                                                           ---------
                   TOTAL PROPERTY & EQUIPMENT                                 57,204
                                                                           ---------
      INTANGIBLE ASSETS
           Pre-Patent Rights                                                   1,248
           Manufacturing & Technology License                                225,052
                                                                           ---------
                   TOTAL INTANGIBLE ASSETS                                   226,300
                                                                           ---------
      OTHER ASSETS
           Organizational Costs                                               18,843
      Loss: Amortization Allowance                                               (94)
                                                                           ---------
                   TOTAL OTHER ASSETS                                         18,749
                                                                           ---------

                                                                           ---------
             TOTAL ASSETS                                                  $ 335,583
                                                                           =========
LIAB1LITIES & STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES
             Accounts Payable                                              $  24,682
                                                                           ---------
                          TOTAL CURRENT LIABILITIES                           24,682
                                                                           ---------
      LONG TERM LIABILITIES
             Notes Payable                                                    73,577

      STOCKHOLDERS' EQUITY
             Common Stock. 200000,000 shares authorized: no par
                          5,000000 shares issued and outstanding @ $.002      10,000
                          2,620,000 shares issued and outstanding @ $.10     262,000
             Accumulated Deficit 1998 (Development Stage)                     (8,896)
             Accumulated Deficit 1st Quarter 1999 (Development Stage)        (27,980)
                                                                           ---------
                          TOTAL STOCKHOLDERS' EQUITY                         235,324
                                                                           ---------

                                                                           ---------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 333,583
                                                                           =========

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
           STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT (UNAUDITED)
                       For the Period Ended March 31, 1999


REVENUES                                                             $
                                                                     ----------
COST OF GOODS SOLD
       GROSS MARGIN ON SALES


EXPENSES
           Professional Fees                                             15,646
           Bank Charges                                                      25
           Telephone                                                        278
           Travel                                                        10,715
           Amortization                                                      94
           Depreciation                                                   1,221
                                                                     ----------
           TOTAL EXPENSES                                                27,980
                                                                     ==========

NET LOSS FROM OPERATIONS                                                (27,980)

ACCUMULATED DEFICIT 1ST QUARTER 1999                                    (27,980)
                                                                     ==========
           EARNINGS PER SHARE                                               nil
                                                                     ==========
           WEIGHTED NUMBER OF
               COMMON STOCK SHARES OUTSTANDING                        5,174,666
                                                                     ==========

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
              STATEMENT OF CHANGE OF FINANCIAL POSITION (UNAUDITED)
                      For the Period Ended March 31, 1999)



Cash from Operating Activities
             Net Loss                                                  $(27,980)
             Adjustments to reconcile for Cash Basis
                          Amortization                                       94
                          Depreciation                                    1,221
                                                                       --------
             Net Cash used in Operating Activities                      (26,665)
                                                                       --------


Cash flows from Investing Activities
             Purchase of Assets                                         (53,638)
             Organizational Cost                                        (16,343)

Cash flows from Financing Activities
             Notes Payable                                               52,958
             Proceeds from sale of common stock                          62,000
                                                                       --------
Cash beginning of period                                               $      0
                                                                       --------

                                                                       --------
Cash ending of period                                                  $ 18,312
                                                                       --------

                            MICRON ENVIRO SYSTEMS INC
                          (A Development Stage Company)
         CONSOLIDATED BALANCE SHEET (UNAUDITED - PREPARED BY MANAGEMENT)
                                  June 30, 1999

ASSETS

       CURRENT ASSETS
               Cash                                                             $  75,955
               Accounts Receivable                                                 11,103
               Inventory                                                          103,610
               Prepaid Legal Expenses                                               6,819
                                                                                ---------
                           TOTAL CURRENT ASSETS                                   190,668
                                                                                ---------

       PROPERTY & EQUIPMENT
               Machines and Equipment                                             126,990
               Dies & Molds                                                        53,661
       Less: Depreciation Allowances                                               (2,249)
                                                                                ---------
                           TOTAL PROPERTY & EQUIPMENT                             180,651
                                                                                ---------

       INTANGIBLE ASSETS
               Pre-Patent Rights                                                    1,248
               Manufacturing & Technology License                                 225,052
       Less: Amortization Allowance                                                   (83)
                                                                                ---------
                           TOTAL INTANGIBLE ASSETS                                226,217
                                                                                ---------

       OTHER ASSETS
               Organizational Costs                                                19,474
       Less: Amortization Allowance                                                (1,809)
                                                                                ---------
                           TOTAL OTHER ASSETS                                      17,665
                                                                                ---------
                                                                                ---------
               TOTAL ASSETS                                                     $ 615,201
                                                                                =========

LIABILITIES & STOCKHOLDERS' EQUITY

       CURRENT LIABILITIES
               Accounts Payable                                                 $  29,878
                                                                                ---------
                           TOTAL CURRENT LIABILITIES                               29,878
                                                                                ---------

       LONG TERM LIABILITIES
               Notes Payable                                                      432,640

       STOCKHOLDERS' EQUITY
               Common Stock: 200,000,000 shares authorized @ $.001 par value
                   5,000,000 shares issued and outstanding @ $.002                 10,000
                   2,620,000 shares issued and outstanding @ $.10                 262,000

               Retained Earnings
               Accumulated Deficit 1998 (Development Stage)                        (8,696)
               Accumulated Deficit Current Year (Development Stage)              (110,621)
                                                                                ---------
                                                                                 (119,317)
                                                                                ---------
                           TOTAL STOCKHOLDERS' EQUITY                             152,683
                                                                                ---------
                                                                                ---------
               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 615,201
                                                                                =========

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
          AND ACCUMULATED DEFICIT (UNAUDITED - PREPARED BY MANAGEMENT)

                     For the Six Months Ended June 30, 1999



DEVELOPMENT EXPENSES
         Professional Fees                                            $   72,937
         Shop Supplies                                                     1,951
         Rent                                                              7,429
         Bank Charges                                                         37
         Telephone                                                         2,910
         Travel                                                           20,262
         Office Expenses                                                     954
         Amortization                                                      1,892
         Depreciation                                                      2,249
                                                                      ----------
         TOTAL EXPENSES                                                  110,621
                                                                      ----------
ACCUMULATED DEFICIT END OF 2ND QUARTER 1999                           $  110,621
                                                                      ==========

NET LOSS PER COMMON SHARE                          -0.01

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING                           5,582,222

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
             CONSOLIDATED STATEMENT OF CHANGE OF FINANCIAL POSITION
                      (UNAUDITED - PREPARED BY MANAGEMENT)

                    (For the Six Months Ended June 30, 1999)



Cash from Operating Activities
              Net Loss                                                $(110,621)
              Adjustments to reconcile for Cash Basis
                          Amortization                                    1,892
                          Depreciation                                    2,249
                          Accounts Payable                               29,878
                                                                      ---------
              Net Cash used in Operating Activities                     (76,602)
                                                                      ---------


Cash flows from Investing Activities
              Purchase of Assets                                       (499,547)
              Organizational Cost                                       (33,692)
              Payment of Prior Year Expenses in 1999                     (6,908)

Cash flows from Financing Activities
              Notes Payable                                             430,704
              Proceeds from sale of common stock                        262,000

Cash beginning of period                                                      0

Cash ending of period                                                    75,955

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
     Notes to the Financial Statements (Unaudited - Prepared by Management)
                                  June 30, 1999

NOTE 1   ORGANIZATION AND DESCRIPTION OF BUSINESS

Micron Enviro Systems Inc., formerly Strathcona Capital Corp., (hereinafter the "Company"), was incorporated in January 1998 under the laws of the State of Nevada. Although originally incorporated for the primary purpose of owning and operating the manufacture of a low cost housing project and to acquire a technology related to the recycling of waste oil, the company has redirected its assets to acquiring new technology manufacturing operations.

In December 1998, the Company acquired the inventory and equipment of a company in receivership and as a result of that acquisition, the Company is developing marketing and manufacturing plans for an advanced reusable cleaning mitt and a reusable non-mechanical electrostatic air filter for domestic and industrial applications.

In March 1999, the company acquired, through a one-for-one exchange of shares, a wholly owned subsidiary, Pinnacle Plastics Inc., which will manufacture plastic storm and waste water recharging chamber systems under contract to a US company. Details of the acquisition transaction are more fully disclosed in Note 6 - COMMON STOCK. The subsidiary has exclusive and enduring rights to a new technology for the forming of plastic and has developed patented machinery to make use of the new technology. The Company states that the new technology and manufacturing process significantly reduces the cost of production when compared to conventional methods.

The Company maintains an office in Edmonton, Alberta, Canada.

The Company is in the development stage, and as of June 30, 1999 had not realized any revenues from its planned operations. It is expected that the commercial production will commence in the 3rd Quarter of the current year.


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements and Notes were prepared by the Company and are unaudited Statements as no audit has been undertaken for the period January 1 to June 30, 1999. The financial statements have been prepared in conformity with generally accepted accounting principles.

Development Stage Activities

The Company has been in the development stage since its formation in January 1998. However, the Company anticipates commencing commercial operations by the end of the 3rd Quarter of 1999.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
     Notes to the Financial Statements (Unaudited - Prepared by Management)
                                  June 30, 1999

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Provision for Taxes

For 1998, the Company had a net operating loss of approximately $8,696. As at June 30, 1999, the Company recorded a net operating loss of approximately $110,621 for the current year. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles required the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates have been made using careful judgements and primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No 52. The Canadian foreign exchange rate has remained approximately the same since inception. Therefore, there are no material exchange rate transaction gains or losses. In the future, the Company will record such transactions in the Statement of Stockholders' Equity.

All amounts in these Statements are expressed in US Dollars.

NOTE 3   PROPERTY & EQUIPMENT

Capital Assets are recorded at cost. Amortization is recorded on a straight-line basis using the following annual rates without residual values:

         Equipment                  10%
         Automotive                 25%
         License                    10%
         Organizational Costs       20%

In the year of acquisition, amortization is calculated at one-half of the annual rates.

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
     Notes to the Financial Statements (Unaudited - Prepared by Management)
                                  June 30, 1999

The following is a summary of Property and Equipment:
Machines & Equipment
                  Press Former                       $118,991
                  Vehicles                           $  4,948
                  Knitting Machine                   $  1,793
                  Welder                             $    362
                  Drill Press                        $    551
                  Band Saw                           $    345
Dies & Molds
                  C-100 Molds                        $ 51,868
                  Dustcheck Molds                    $  1,793

Depreciation Allowance for Machines & Equipment and Dies and Molds is $1,574 and $675 respectively.


NOTE 4   INTANGIBLE ASSETS

Through its subsidiary company, the Company has acquired the right to manufacture plastic storm and waste water recharging chamber systems under contract to a US company. In addition, the Company has through its subsidiary, acquired the exclusive right to use a new technology for the forming of the chambers. The conservative estimate of the value of the manufacturing and technology license is assessed at approximately $225,052. This asset will be amortized over a 10 year period, using the straight line method.

NOTE 5   DETAILS OF LONG TERM DEBT

Long-term notes payable consist of the following as at March 31, 1999:

         Tangle Creek Cattle Company                          $ 67,880
         Great Plain Inc                                      $350,622
         Ian McIntyre                                         $ 14,138

The notes payable are unsecured, bear no interest, and will be payable contingent on the Company making sufficient profit from operations and upon the resolution of its Board of Directors.

Tangle Creek Cattle Co. is a related party.  (See NOTE 7)

                           MICRON ENVIRO SYSTEMS INC.
                          (A Development Stage Company)
     Notes to the Financial Statements (Unaudited - Prepared by Management)
                                  June 30, 1999

NOTE 6   COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.001 per share, under Regulation D, Rule 504. On January 22, 1999, the Company completed a reversed stock split of one share of common stock for every two shares held, reducing the Company's outstanding Common Stock to 5,000,000 shares

By a pooling of interests, the Company's wholly owned subsidiary, Pinnacle Plastics Inc., was acquired on March 11, 1999 by the exchange of 2,000,000 shares valued at $.10 for the same number of shares of Pinnacle at the same value which represented all of Pinnacle's issued shares.

Of the total capital contributed of $ 270,000, an amount of $200,000 was used to acquire all of the issued and outstanding shares of Pinnacle Plastics Inc., and the balance was used to fund the operations of the company.

NOTE 7   RELATED PARTIES

The President of the Company is also the president and stockholder of Tangle Creek Cattle Co., which has advanced funds to the Company for the purchase of assets and operating costs.

An amount of $6,704 was paid to Ideal Management Inc., representing Management Fees of $4,828 and duly authorized reimbursement of expenses of $1,876. The President and stockholder of Ideal Management Inc is also the President of the Company.

NOTE 8   ECONOMIC DEPENDENCE

All of the company's production of storm and waste water recharging systems manufactured by the company's wholly owned subsidiary will be sold, under contract, to a single buyer. In effect, the company will function as a contractor to the buyer and will be manufacturing the product to the buyer's specification.